

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 19, 2013

BY FAX AND U.S. MAIL

Darin D. Smith
Managing Assistant General Counsel
Transamerica Life Insurance Company
4333 Edgewood Road NE
Cedar Rapids, IA 52499

>   Re: Transamerica Life Insurance Company
>   Separate Account VA B
>   Initial Filing to Form N-4 Registration Statement (File No. 333-186029)
>
>   Transamerica Financial Life Insurance Company
>   Separate Account VA BNY
>   Initial Filing to Form N-4 Registration Statement (File No. 333-186033)

Dear Mr. Smith,

        The staff has reviewed the above-referenced initial registration statements for
Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company
(together "Transamerica") relating to the Axiom II variable annuity, which the Commission
received on January 15, 2013. The registration statements received a selective review. Based on
our review, we have the following comments. The page numbers refer to the blacklined courtesy
copy provided by Transamerica.

1. **Introduction –** Please consider either defining "Financial intermediary" or making it
    lowercase throughout the registration statement.

2. **Optional Guaranteed Benefits –** Please add disclosure alerting investors that additional
    fees may apply if an investor chooses any of the optional guaranteed benefits (*i.e.*
    additional fees may apply). (page 5)

3. **Choose Optional Guaranteed Benefits** – Please consider revising the categories listed
    to accurately reflect the nature of the riders. (*e.g.*, The Guaranteed Principal Solution is
    not only a lifetime withdrawal benefit; and the Retirement Income Choice 1.6 also offers
    an optional death benefit.) Please also disclose which optional guaranteed benefits are
    mutually exclusive. (page 5)

4. **Fee Table and Expense Examples –** Please explain in the registration statement what
    each number refers to under the "Contingent Deferred Surrender Charge" (*i.e.* year, etc.)
    (page 6)

5. **Fee Table -** Please clarify that the Guaranteed Principal Solution is based on a percentage of the <u>principal back</u> total withdrawal base. (page 7)

6. **Fee Table –** Please consider explaining difference between "Additional Death Distribution (annual charge based on policy value)" and "Additional Death Distribution + (annual charge based on policy value)." These line items look almost identical with the exception of the charges and the "+" sign. (page 10)

7. **Notes to Fee Table and Expense Example** (pages 11-13)

    a. Many of the notes in this section do not relate to a fee table line item. Please revise the fee table and the accompanying notes accordingly.

    b. Please briefly describe the withdrawal base in a note to the fee table, including the initial value.

8. **Expense Example** – Please include the 5- and 10-year periods in the expense example or explain supplementally that you fall within the definition of a "new registrant" under instr. 22 of item 3 of Form N-4. (page 11)

9. **Total Portfolio Annual Operating Expenses –** Please explain supplementally whether Transamerica obtains a representation as to the accuracy and completeness of the fee table information provided by the underlying fund portfolios. (page 13)

10. **The Annuity** - The prospectus states that "[t]his prospectus generally describes policies issued on or after the date of this prospectus." Please note that this statement will not necessarily be accurate when the prospectus is updated subsequent to the time it is first used. (page 14)

11. **Premium Payments --** Please clarify the circumstances under which the registrant may restrict or refuse additional purchase payments. (page 15)

12. **Premium Payments –** Please explain the potential inconsistency between the first sentence under the underlined section, "Maximum Total Premium Payments," which says, "(F)or issue ages 0-80, we reserve the right to reject cumulative premium payments over $1,000,000…" and the last sentence that says, "(W)e reserve the right to restrict or refuse any premium payment." (page 16)

13. **Fixed Account –** Please provide additional information as to when the fixed account would not be available. (page 20)

14. **Market Timing and Disruptive Trading** – Please explain the term "Portfolio Asset Management." (page 21-22)

15. **Surrender Charges –** Please delete "and" in the sentence that says, "(L)ikewise, assume and your policy value is $80,000…" (page 25)

16. **Special Services Fees** – In addition to overnight delivery, please explain supplementally what might be contemplated as a special service subject to the special services fee. (page 27)

17. **Signature Guarantee –** Please provide best number for customer's to call for current requirements. (page 33)

18. **Annuity Payments –** After the second sentence, please state what information will be required to change the annuity commencement date. The disclosure currently says, "(Y)ou can change this date by giving us 30 days notice with the information we need." (page 34)

19. **Death Benefit** – Each death benefit discusses an adjusted partial surrender. Please revise the disclosure to direct the reader to an explanation of this adjustment (page 36-38).

20. **Access Rider –** Please state the mandatory annuitization date. (page 53)

21. **Access Rider** –Please revise the following sentence for clarity, "(T)he rider fee is deducted in all years during the accumulation phase, even if a surrender would not be subject to a surrender charge because you have not made any premium payments in the immediately preceding five years." (page 53)

22. **Access Rider** – Please remove the last sequence of the italized paragraph, which seeks to limit reliance on prospectus disclosure. This comment applies equally to each rider that contains like disclosure. (*e.g.* pages 55, 56, 69, 76, 84, and 96)

23. **Additional Death Distribution** (page 53-55)

    a. Please revise the fourth bullet point under "Rider earnings equal", as the disclosure, as written, uses the defined term ("rider earnings") it intends to define.

    b. The disclosure describes the current Additional Death Distribution Factor. Please explain when this factor might change, who such a change might apply to, and any minimum factor if the factor can change for existing contract owners. This comment applies equally to the Additional Death Distribution + benefit.

24. **Additional Death Distribution +** – Please revise the first bullet point under the heading Additional Death Distribution + Benefit Amount to clarify whether "all rider fees" refers to all optional riders available under the contract or only the Additional Death Distribution + rider fee. (page 55)

25. **Guaranteed Lifetime Withdrawal Benefits** – Please add, "if any" in the last sentence of this section (*i.e.* "You should consult with tax and financial professionals to determine which of these riders, **if any**, is appropriate for you.") (page 59)

26. **Guaranteed Minimum Accumulation Benefit** – Under the "(P)lease note" section, please add language to the effect that the policy holder will lose the fees they have paid up to the point of terminating the policy or receiving annuity payments. (page 62)

27. **Guaranteed Principal Solution Method –** Under the section "Portfolio Allocation Method," explain supplementally if Transamerica provides notice when it transfers amounts back and forth using the PAM method. (page 66)

28. **The Daily Rebalancing Formula – Mathematical Model** – Please consider removing the detailed formula from the body of the prospectus, and instead, refer to the formula which is contained in an Appendix to the prospectus. (page 67)

29. **Income Link Rider– Base Benefit** (page 69 - 71)

    a. Please revise the phrase ". . . unless your withdrawal base is reduced to zero because of any a non-Income [Link] rider systematic withdrawal . . ." for clarity.

    b. Please clarify whether a step-up is considered to occur each rider anniversary; or only when the step-up would increase the withdrawal base. This comment also applies to Retirement Income Choice 1.6.

30. **Retirement Income Choice 1.6 Fees** – Please include a brief example of the fee calculation when there are investments in more than one designated investment group. (page 94)

31. **State Variations –** Please change the word "deliver" to "delivery" under the Connecticut disclosure. (page 96)

32. **Portfolios Associated with the Subaccounts Chart –** Please include a reference note to footnote "(3)" and "(4)." (page 108-109)

33. **Riders –** Please consider lettering or numbering the riders in the appendices for easier reading (*i.e.* Appendix A, B, C, etc.).

Statement of Additional Information

34. **Other Performance Data** – Please explain supplementally the following sentence, "(T)he non-standard format will be identical to the standard format." Please consider removing this sentence as it could be seen as confusing. (page 16)

Part C

35. **Item 28 –** Indemnification – Please explain supplementally what the following statement means, "(T)he Code also specifies producers for determining when indemnification payments can be made."

Other comments

36. **Powers of Attorney** – Please submit the powers of attorney so that they will "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

37. **Series and Class Identifiers –** Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

38. **Guarantees and Support Agreements –** Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

39. **Financial Statements, Exhibits, and Other Information –** Please confirm that the financial statements, exhibits, and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

40. **Tandy Representation –** We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

       Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

       Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

       If you have any questions, please call me at (202) 551-6478. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at vroman-leea@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

                                     Sincerely,

                                       /s/ Ashley Vroman-Lee

                                     Ashley Vroman-Lee
                                     Senior Counsel
                                     Office of Insurance Products